Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

Business Objects Announces Agreement to Acquire
Crystal Decisions, Inc.

Internal Q&A

Purpose

The purpose of this Q&A is to provide a core set of questions and answers to all questions regarding Wimbledon. There will be a shorter version of this Q&A labeled “external” which can be distributed outside the company to customers, partners, and other constituents.

Transaction Questions

What has been announced?

Business Objects is announcing that it has agreed to acquire Crystal Decisions. The combined company will be the largest BI vendor in the marketplace.

What are the terms of the transaction?

•	Acquisition of Crystal Decisions by Business Objects

•	Valuation of approximately $820 million

•	Consideration: $300 million in cash, approximately 26.5 million shares of stock ($520 million)

•	Ownership of combined entity: approximately 71% Business Objects shareholders; 29% Crystal Decisions shareholders

What is the financial logic of this transaction?

This acquisition is the combination of two financially healthy, growing companies with combined revenues of $736 million (for the 12 months ended 3/31/2003). The transaction is expected to be accretive to 2004 consensus EPS, before revenue or cost synergies, and before purchase accounting adjustments. The two organizations have highly complementary product lines and channels, which significantly improves growth opportunities.

What is the timeline for finalizing the transaction?

The definitive agreement was announced on July 18, 2003. Closing is expected in the 4Q03 timeframe, following receipt of regulatory and shareholder approval. Until then, the two companies must operate in the mode of “business as usual”. Immediately following the announcement, the company will form an integration team to begin planning, and this team will report directly to Bernard Liautaud, CEO of Business Objects.

What are some facts and figures about the combined entity?

The combined company will be the largest BI company, with the following strengths:

•	$736 million in revenues, more than 33% larger than other companies in the space.

•	3,865 employees

°	500+ salespeople

°	1,000+ customer service (technical support, services) representatives

°	1000+ product development staff

•	Over 700 partners

•	Over 16M licenses

•	Large customer base:

°	17,500 Business Objects customers +

°	25,000 Crystal Decision customers

What does this do to Business Objects’ financial outlook?

There will be no significant impact in 2Q03 or 3Q03. We expect a number of primarily non-cash accounting entries associated with the transaction in 4Q03, when the acquisition is expected to close, however we are not prepared to estimate the impact of those entries. We will revise 4Q03 guidance at the time of the 3Q03 earnings announcement in October.

Regarding 2004, we have not yet issued guidance. Compared to the consensus forecasts for Business Objects for 2004, the transaction is expected to be accretive in 2004 on an EPS basis, before adjusting for the non-recognizable deferred maintenance and support revenue on the Crystal Decisions balance sheet.

Is this an acquisition or a merger?

This deal is an acquisition. The ratio of combined equity in the company will be approximately 71% / 29% between former Business Objects and Crystal Decisions shareholders, respectively. We expect to avoid the uncertainty and chaos that often come with a merger, and believe that both companies bring great strengths to the table.

Why is it important to make this move right now?

The companies both decided on the combination now for three primary reasons:

1.	The market is crying out for a clear leader now. Customers want to pick their standard, and we become that obvious choice for standardization which should also increase our growth

2.	Both companies are doing very well and are at a good point to create a compelling, complementary product roadmap

3.	There is an opportunity to exploit Cognos “taking their eye off of the BI ball” with their venture into financial planning and budgeting

Why was each company interested in doing the transaction?

This transaction positions the combined company to be the clear leader in business intelligence. The companies both recognized how complementary their product lines and channels are. Both teams firmly believe in the future success of the combined entity.

What are the expected revenue synergies?

Revenue expansion should result from product cross-sell and up-sell, the ability to leverage the combined company’s complementary international presence, and a significant services opportunity.

Why didn’t Crystal Decisions go public as planned?

With this transaction, Crystal Decisions will “go public” – just through a different means. Instead of doing an initial public offering, Crystal Decisions shareholders will end up owning shares in the new Business Objects, a public company with a strong and liquid market for its shares which are traded on two markets. This transaction marks Crystal Decisions shift to a successful public software company – in essence, a turbocharged IPO.

Integration Questions

Given that many software acquisitions fail, why will this succeed?

Many software deals involve broken companies – a healthy company getting a “great deal” on a broken one, or two broken companies combining. Unlike those types of deals, this transaction:

•	Is a combination of two profitable, growing, financially healthy companies

•	Is a combination of companies with highly complementary product lines and channels

•	It brings together complementary strengths within a clear and continuing focus on BI

We are taking integration very seriously. The two companies will immediately set up a joint team to begin planning for the integration that will be implemented after closing.

How do the organizations operate until closing?

Both companies need to continue operating “business as usual” until the closing. While there will be a joint integration team formed to begin planning for operational synergies and merging of functions, there can be no joint work beyond that. The employees of each company are instructed to continue working in the same fashion as before.

What are the plans for product integration?

See product section below.

What are the opportunities for growth?

Business Objects sees several immediate opportunities for growth in the combined company:

•	Product cross-sell. There is strong opportunity for selling products between the respective companies’ customer bases. Business Objects offers compelling data integration, ad-hoc QRA, and analytic applications capabilities that will be attractive to Crystal Decisions’ customers. Likewise, Crystal’s industry leading enterprise reporting products can be cross-sold into the Business Objects’ customer base.

•	Geographic penetration. Leveraging respective geographic strengths, in particular, the well-established presence of Business Objects in Europe, where enterprise reporting is under-penetrated. Furthermore, Crystal has solid traction in the Asia-Pacific region that will help accelerate our growth in this important and emerging market.

How are the products complementary?

By combining the two companies’ product lines, Business Objects will be able to meet the needs of all BI users and to provide a strong product offering in all BI market categories.

All users
Business Objects has long served the “power users” in organizations through its strong ad hoc query, reporting, and analysis capabilities. Business Objects has recently targeted executives with its new dashboarding, scorecarding, and enterprise performance management (EPM) capabilities, launched earlier this year. Crystal has long served the very large population of information consumers throughout organizations. Together, the two companies will offer one product line that fully meets the needs of these three different types of enterprise users.

All BI categories
Business Objects will be able to offer integrated solutions to large and small companies, for any subset of business intelligence needs. The combined company will have a best-in-class offering for data integration, ad hoc QRA, enterprise reporting, enterprise performance management, and packaged and custom analytic applications.

How are the channels complementary?

The combined company will benefit from unparalleled strength in distribution and will be able to leverage:

•	Crystal Decisions’ more than 350 OEM partners, including Hyperion, Microsoft, PeopleSoft, and SAP

•	The Crystal Decisions reseller, distributor, and inside sales channels

•	Both companies’ enterprise sales organizations

•	The Business Objects relationships with major systems integrators and resellers

How does this change the BI market landscape?

This is a defining moment for the BI industry, and will transform the landscape of the BI market. It establishes the largest and most successful standalone BI company, that can serve all market segments with a best-in-class offering.

This combination is good for the industry. It will accelerate BI market development, and it will help to solidify the stand-alone BI category.

We expect further consolidation may occur in the BI marketplace, a trend that began before this transaction and that will likely be accelerated by the Business Objects acquisition of Crystal Decisions. Regardless of how this consolidation happens we have all of the assets to remain a market leader.

How does it change Business Objects’ competition position?

This transaction enables Business Objects to become a BI market leader – and number one in revenues in all geographies. The acquisition will allow customers to buy world-class enterprise reporting and ad hoc QRA from one vendor – this makes us a clear choice for enterprise BI standardization decisions.

What does Microsoft’s entry into the market mean to the company?

Like most software companies, we will at some level both compete and partner with Microsoft. Microsoft will remain an important partner given their strength in complementary database software, server and client operating systems, and desktop applications. We will work hard to preserve all pre-transaction partnerships with Microsoft. Crystal Decisions has had the strongest Microsoft partnership of any BI vendor, and we will continue to reinforce this important partnership. We expect that a Microsoft entry into the BI market will further establish BI as a market category and accelerate further market growth. The increased scale of Business Objects and the further entry of Microsoft into the BI market should be good for the market and Business Objects.

Eventually Microsoft will probably enter all segments of the software market, and in our view:

•	The best defense to this is a good offense. The combined company will have an installed base of 16 million licenses generating an estimated more than 1 billion reports.

•	We believe that leaders with a strong position in their market segment, a strong focus on one market segment, and a strong focus on their customers can hold up against Microsoft.

•	The more Microsoft develops an agenda to drive people to their own platform and applications, the more the market needs and wants a BI vendor that is both platform- and application-independent. So from a BI viewpoint we expect them to look more and more like Oracle – and we have successfully competed with their free and bundled BI products for nearly a decade.

•	Microsoft is focusing on adding basic reporting services to its core database platform. Enterprise BI has evolved to encompass reporting, analysis, dashboards, scorecards, packaged analytic applications, enterprise-class ETL, information delivery, and more. Business Objects will continue to focus on providing companies with a clear choice for BI standardization.

•	Finally – a key part of our Microsoft strategy is to remain committed to working with their platform and at the same time broaden support of other platforms (e.g. Teradata and Unix).

Fundamentally, customers don’t want to migrate off of successful solutions. If they are happy with what they have, they will stick with it. Crystal products are the defacto standard for reporting, used by millions of customers worldwide — partners, developers, and end-users. Both companies have customer bases and products that have developed for the last 15 years. We believe that most customers will prefer to partner with a market leader with a proven track record of customer success rather than turning to an unproven product from a vendor with an entirely different company focus.

What does this mean for Business Objects’ EPM strategy?

Our EPM strategy remains unchanged. Crystal Decisions will add to our EPM capabilities by bringing world-class reporting that complements our existing dashboarding and scorecarding products. We will continue to partner with vendors such as Hyperion and Peoplesoft for financial planning and budgeting capabilities.

The market now believes in our approach for EPM. First, while the (EPM, BPM, CPM) market was originally seen as heavily biased towards the finance department and budgeting solutions, analysts and vendors are now talking about performance management across other domains – customers, supply chain, products, HR, and more. Furthermore, following our Open Financial Initiative announcement, Cognos announced that they too would provide interfaces to 3rd-party financial planning systems, a clear indication that an EPM strategy that was 100%-dependent on Cognos’ own planning product was untenable.

Product Questions

What are the plans for product integration?

We plan to continue both core product lines. We believe that Business Objects and Crystal’s products (QRA and enterprise reporting) largely exist as separate categories in the minds of customers. The products are fundamentally complementary. We share a vision to leverage these complementary strengths and continue to evolve an integrated, market-leading product line that serves all users and segments in the BI space.

Are there plans to discontinue any products?

The investment of the customers and partners of both companies is safe. This acquisition will have no impact on our 2003 product roadmap. Customers will see the core product enhancements that they have been expecting.

In 2004, we will continue to enhance each company’s product line and work to create a common user experience and shared system management infrastructure around both product sets.

Over time, we have a clear vision for a unified product line of best of breed products covering all areas of business intelligence, using the best technologies of both companies.

Post-closing, a Product Integration Team will be formed with representatives from both companies. The team will focus on the product roadmap and will work to define and set objectives for a combined product strategy. As decisions are made around product integration, we will communicate as soon as possible.

In the meantime, we are strongly encouraging customers and partners to continue their normal deployment plans. We are giving them every assurance that we will manage the product roadmap with their best interests in mind.

What does this mean relative to Business Objects’ recent launch of Enterprise 6?

Business Objects Enterprise 6 continues to have strong traction in the marketplace. We have many live customers deployed less than two months after general availability. Our competitive win rate has increased measurably in Enterprise 6 deals (to over 90%, as measured by our SFA system), and BusinessObjects Enterprise 6 recently achieved the highest overall score among top BI vendors in a very recent evaluation from Gartner Group.

Will customers be forced to migrate to Business Objects’ products?

No. The two product lines are complementary and there will be no forced migrations. We do intend to build strong integration between the products, so customers can benefit quickly from the product lines working together more closely.

Which products should customers buy in the meantime?

Customers should buy whatever product they feel best meets the requirements of their deployment and rest assured the combined company will support customers’ investments.

Why shouldn’t customers defer plans for software purchase or deployment?

BI delivers proven ROI, more quickly and at lower risk than other enterprise software initiatives, so delaying a purchase means delaying financial return. The same holds true for deployment of BI software already purchased.

There is nothing to be gained by waiting. The investment made by customers and partners is safe. The direction is to make products work better together, not to eliminate them.

Will Crystal’s commitment to the software developer community be retained?

Yes, absolutely. Crystal has a tremendous asset in the developer community and we fully intend to continue supporting that group.

What happens to the Crystal brand?

The Crystal brand is one of the company’s major strengths, particularly within the IT community. It is our intention to continue to build both the Business Objects and Crystal brands in the future.

When will the company release a more detailed product integration roadmap?

After the deal closes we expect to release more information on the product integration roadmap. Although planning will take place during the interim period, given regulatory restrictions we cannot release information until then.

Partner Questions

What is BOBJ’s philosophy around partners?

Business Objects has always been partner friendly, and currently develops approximately 40% of its business through technology and service partners. Partners are critical to the success of the future combined entity.

The combined company will have a number of initiatives to help partners, including:

•	Dedicated OEM sales and support force and developer community

•	Regular Partner Advisory Board meetings to influence the product roadmap

•	An increased amount of resources dedicated to strategic alliances

Will partners be able to sell both product lines?

Business Objects has always allowed partners to sell all of our products if the partner so desired. There may be some dependencies in individual partner agreements, but in general we will allow partners to sell as many of our products as possible.

What is the benefit to system integrators of this acquisition?

The best way for us to ensure there is a large opportunity for our partners is to make the right moves to ensure we are a market leader – for today’s and tomorrow’s partners to build a practice around.

Our strategy remains to have partners deliver a significant portion of the consulting services for the combined organization. At the same time, we will retain the Crystal Assurance Policy to ensure we don’t compete with the SI practices that help to make us successful.

Do you plan to change Crystal’s OEM pricing and market seeding strategy?

No. Crystal’s OEM strategy has been a key driver of their growth and success. It is important to us not to disrupt the success of this strategy.

How will the channel strategies be integrated?

•	All OEM contract agreements will be honored (pre-close)

•	OEMs will now have broader solutions to offer by adding the Business Objects’ product set

•	Business Objects has a strong channel as well – the goal is to maximize total market opportunity for the company and the channel partners. We want to leverage the best practices that both companies have used to be successful with channel partners

Don’t Business Objects analytic applications compete with those from ERP companies?

No. Business Objects and Crystal both have a strategy of enabling partner analytic applications, not competing with them. Our goal is to develop a product set that is complementary to ERP companies, not competitive.

What does Business Objects intend to do with Crystal’s key OEM relationships?

SAP: One of our key areas of focus will be continuing to support and strengthen the SAP relationship. We view our company combination as a positive for the relationship because our combined products will remain complementary to SAP’s and because we will be able to deliver even more customer value via a comprehensive set of BI capabilities.

Microsoft: We will continue to be an active Microsoft partner, supporting their distribution of our products, and supporting Microsoft platforms and technologies.

PeopleSoft: Peoplesoft continues to be a valuable partner. Both companies are partners with Peoplesoft and have numerous successful joint customers.

Hyperion: Both companies are long-standing partners with Hyperion (Crystal for financial reporting and Business Objects for EPM), and we have numerous successful joint customers. This will not change.

Employee Questions

What can employees do?

•	Continue to compete aggressively with all competitors, including Crystal, as if the plan of acquisition had not been announced.

•	Stay focused on our customers and partners — continue building close relationships.

•	Lead with Business Objects’ products and services.

•	Assure customers that all customer commitments made by Business Objects, including contracts and product and services warranties, will be honored according to their terms.

•	Use only the approved materials and guidelines on the Acquisition Communication posted on our Embassy to communicate with and answer questions from customers and partners.

We are also allowed to do integration planning. The first step we have taken was to create an integration office. Jonathan Schoonmaker will be running this function, reporting directly to me. Representatives from all functions will come together with counterparts from Crystal Decisions to work to build a plan for how we integrate the two companies in the future.

What can’t employees do?

•	Speculate on future product offerings, future organizational changes, or business practices.

•	Contact your counterpart at Crystal or make joint sales calls.

•	Exchange customer and pricing/cost data.

•	Coordinate pricing, selling, marketing, customer solicitation or competitive-strategy activities

Please remain focused on your work. If you become distracted and stop giving 100% during this period, it will negatively impact our results. We absolutely want to keep momentum going and leverage that momentum following deal closure.

What will the new company be called?

The company will continue to be called Business Objects.

Who will I work for after the deal closes?

Once the integration team is formed and begins their planning, senior management from both companies will make decisions regarding leadership roles, and these roles will be announced following close of the deal, which is anticipated in 4Q03.

Will teams/departments be relocated?

No relocation is expected at this time.

How will the combined company be structured?

The future structure of the combined company after the close of the deal is not clear at this point. The Integration Team will be working diligently throughout the next few months to finalize these plans. As soon as information is available and can be disclosed, employees will be informed. What is clear is that the combination will create a clear market leader in business intelligence.

Who will be the CEO for the combined organization?

Jon Judge and Bernard Liautaud will continue to run their respective companies through the close of the deal. Following deal closure Bernard Liautaud will be Chairman and CEO of the combined companies.

Who will be on the executive committee of the new company?

Decisions about who will be in executive leadership positions will be communicated after the close of the deal.

Who will be on the Board of Directors?

All current Business Objects board members will remain on the board. In addition, two new board seats have been approved under the deal structure; a current Crystal Decisions board member will fill one board seat and the other seat will be filled with an independent member.

How will capital investment decisions be made prior to deal close?

Each company will continue to make separate decisions on capital investments. While closer scrutiny of capital expenditures will occur, each company must still make the necessary investments to focus on revenue attainment and customer satisfaction.

Who is leading the integration efforts?

An integration team comprised of key decisions makers from both companies will be formed during the next 30 days to lead integration efforts. The role of the integration team is to help the two companies combine their strengths, identify synergies, develop the new organizational structure, and communicate out the efforts of the team.

There will be specific integration teams formed to manage the product, field, and corporate services integrations. Details on the teams, how they will work, and how they will communicate progress will be rolled out in the coming weeks.

Will there be a process to adopt best practices?

Yes. Each company has strengths that will be capitalized on going forward. For example, Business Objects and Crystal Decisions are both going through an ERP implementation and best practice from both organizations will be adopted to ensure a smooth transition. The good news is that we both use the same ERP product. Other areas such as sales force automation, product development methodologies, and more will be looked at to ensure we adopt best practices.

What is the strategy for product integration and what is the timeline?

Post-closing, a Product Integration Team will be formed with representatives from both companies. The team will focus on the product roadmap and will work to define and set objectives for a combined product strategy. As decisions are made around product integration, employees will be informed as soon as possible.

What is the field integration strategy?

Over the next few months, the two companies must continue to operate as distinct and independent companies. During this time, there will be no changes to the field efforts. An integration team focused on field integration will determine the specific organization to be announced after deal closing. Combined we will have a powerful sales force with the most complete product portfolio in the BI market segment.

What is going to happen to my job?

Business Objects and Crystal Decisions will continue to act as separate companies until the deal closes. During this time, we will be conducting ‘business as usual’ with all roles, reporting relationships, processes, and projects continuing as is. Over the next few months, an integration team will work to address synergies between the companies and identify places where the two organizations can operate more efficiently following closing. We will endeavor to communicate decisions around organizational structure and process with employees as soon as possible after the deal closes. In the interim, we will have to get used to living with some degree of uncertainty as decisions are being made one day at a time.

Will our benefits change?

We do not anticipate any changes through the remainder of the calendar year. As we do every year, we will be evaluating our total benefits package to ensure our competitive position in the market. Benefits decisions will be reviewed locally and any decisions will be based upon impact to the overall population base in that region and competitive practices.

How will this impact my visa status?

This deal should not impact your current visa status, or impact any current pending visa applications. More details on this will be discussed with each individual as the need arises.

Is there a hiring freeze?

Each company will continue to hire, but in a very focused and judicious way. Each company will be reviewing their approved requisitions to see which are critical to hire now and which can be deferred to a later date once integration plans are made.

How will this impact our CLI program?

We will continue to score and payout our Customer Loyalty Index (CLI) program in the same manner through the remainder of the year. Crystal Decisions is as committed to customer loyalty as Business Objects. We expect to continue the CLI program, as we believe it helps drive everyone to focus on the customer.

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance, as well as Business Objects’ strategic and operational plans. Actual events or results may differ materially from those described in this email due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects’ and Crystal Decisions’ products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects’ business and financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Business Objects’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended

March 28, 2003, and Crystal Decisions’ Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this email.

Additional Information About the Proposed Acquisition and Where to Find It

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

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